UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATE AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934.

Commission File Number 333-207937

Amplify ETF Trust
(Exact name of registrant as specified in its charter)

310 South Hale Street, Wheaton, Illinois 60187 (630)464-7600
(Address, including zip code, and telephone number, including area code, or registrant’s principal executive offices)

Common Shares of Beneficial Interest, $0.01 par value per share of Amplify YieldShares Oil-Hedged MLP Income ETF
(Title of each class of securities covered by this Form)

Amplify Online Retail ETF Amplify YieldShares CWP Dividend & Option ETF Amplify YieldShares Senior Loan and Income ETF Amplify Transformational Data Sharing ETF
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	__
Rule 12g-4(a)(2)	__
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	__
Rule 15d-6	__
Rule 15d-22(b)	__

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 Amplify ETF Tust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 16, 2018	By:	/s/ Christian Magoon
Chief Executive Officer and President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.